SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                             For the month of March


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____    Form 40-F ___________


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                        Yes _____________    No____X_______




       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:

   1. The English language press release of Van der Moolen Holding N.V. dated March 30, 2004 announcing the final settlement with the SEC and NYSE.

Van der Moolen Announces that its VDM Specialists USA Subsidiary,
Together with Other NYSE Specialists, has Settled with the SEC and
NYSE

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--March 30, 2004--Van der Moolen Holding NV announced today that its 75%-owned subsidiary VDM Specialists USA, LLC has reached final settlement with the Commissioners of the United States Securities and Exchange Commission and the Enforcement Division of the New York Stock Exchange in connection with their joint investigation of improper trading activities by NYSE specialists during the period 1999 to 2003. For the sole purpose of settling this disciplinary proceeding, and without admitting or denying guilt, VDM Specialists USA has consented to settle with these authorities in the amount of $ 57,675,104. This amount will be contributed to a Distribution Fund for the benefit of injured customers of the NYSE.
    On February 17, 2004, VDM Specialists reached agreement in principle with the staff of the SEC and with the Enforcement Division of the NYSE over a settlement in the range of $ 51.8 million to $ 57.7 million. On March 2, 2004, VDM Specialists submitted a revised range of between $ 55.0 million and $ 57.7 million to these authorities. Van der Moolen Holding's balance sheet of December 31, 2003 included a provision for the account of VDM Specialists in the amount of EUR 43.5 million (equivalent to $ 55.0 million at that date) in anticipation of this settlement. The $ 2.7 million portion of the settlement for which provision was not already made has been available from cash flows in the period subsequent to the December 31, 2003 balance sheet.
    Further, VDM Specialists has consented to various demands of the NYSE and the SEC, to implement improved systems and procedures to ensure that similar activities do not recur.
    For more information about Van der Moolen, please visit www.vandermoolen.com.

    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "hope", and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the US Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ, including the outcome of the NYSE inquiry and related civil litigation in U.S. courts against Van der Moolen Holding, Van der Moolen Specialists USA, and the members of the Management Board of the Holding. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.

    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             Telephone: +31 (0)20 535 6789

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   VAN DER MOOLEN HOLDING N.V.

         Date: March 30, 2004      By: /s/ Friedrich M.J. Bottcher
                                       ---------------------------

                                   name: Friedrich M.J. Bottcher
                                   title: Chairman of the Executive Board

                                   By: /s/ Frank F. Dorjee
                                       ---------------------------

                                   name: Frank F. Dorjee
                                   title: Chief Financial Officer
                                      Member of the Executive Board

                                   By: /s/ James.P. Cleaver, Jr.
                                       ----------------------------

                                   name : James P. Cleaver, Jr.
                                   title: Member of the Executive Board

                                   By: /s/ Casper F. Rondeltap
                                       ----------------------------
                                   name : Casper F. Rondeltap
                                   title: Member of the Executive Board


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